Exhibit 99.6

Form of Release to Stock Exchanges and Advertisement

INDEPENDENT Auditor’s Report ON THE AUDIT OF INTERIM CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of Infosys Limited

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS Limited (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the quarter and nine months period ended December 31, 2019 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	includes the results of the subsidiaries as given in the Annexure to this report;

b.	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended; and

c.	gives a true and fair view in conformity with Indian Accounting Standard 34 and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter and nine months period ended December 31, 2019.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under Section 143 (10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim consolidated financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As more fully described in Note 2 (b) to the Statement, the Company has received letters from Indian regulatory authorities seeking information and is under investigation by the Securities Exchange Commission of the United States of America. The scope, duration or outcome of these matters are uncertain. Our opinion is not modified in respect of this matter.

Management Responsibilities for the Interim Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been compiled from the audited interim consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of these interim consolidated financial results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with Indian Accounting Standard 34, “Interim Financial Reporting” (“ Ind AS 34”) prescribed under section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim consolidated financial results by the Directors of the Company, as aforesaid.

In preparing the interim consolidated financial results, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the interim consolidated financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim consolidated financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim consolidated financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Conclude on the appropriateness of the Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim consolidated financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim consolidated financial results, including the disclosures, and whether the interim consolidated financial results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim consolidated financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the interim consolidated financial results of which we are independent auditors.

Materiality is the magnitude of misstatements in the interim consolidated financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim consolidated financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim consolidated financial results.

We communicate with those charged with governance of the Company and such other entities included in the interim consolidated financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

(Membership No.70928)
Bengaluru, January 10, 2020	UDIN - 20070928AAAAAA5618

Annexure to Auditors’ Report

List of Subsidiaries:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB.
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Tecnologia DO Brasil LTDA. (effective October 1, 2019, merged into Infosys Consulting Ltda).
6.	Infosys Nova Holdings LLC.
7.	EdgeVerve Systems Limited
8.	Infosys Austria GmbH
9.	Skava Systems Pvt. Ltd.
10.	Kallidus Inc.
11.	Infosys Chile SpA
12.	Infosys Arabia Limited
13.	Infosys Consulting Ltda.
14.	Infosys CIS LLC
15.	Infosys Luxembourg SARL
16.	Infosys Americas Inc.
17.	Infosys Technologies (Australia) Pty. Limited (liquidated effective November 17, 2019).
18.	Infosys Public Services, Inc.
19.	Infosys Canada Public Services Inc.
20.	Infosys BPM Limited
21.	Infosys (Czech Republic) Limited s.r.o.
22.	Infosys Poland Sp z.o.o
23.	Infosys McCamish Systems LLC
24.	Portland Group Pty Ltd
25.	Infosys BPO Americas LLC.
26.	Infosys Consulting Holding AG
27.	Infosys Management Consulting Pty Limited
28.	Infosys Consulting AG
29.	Infosys Consulting GmbH
30.	Infosys Consulting SAS
31.	Infosys Consulting s.r.o.
32.	Infosys Consulting (Shanghai) Co., Ltd. (formerly Lodestone Management Consultants Co., Ltd)
33.	Infy Consulting Company Limited
34.	Infy Consulting B.V.
35.	Infosys Consulting Sp. Z.o.o.
36.	Lodestone Management Consultants Portugal,Unipessoal, Lda
37.	Infosys Consulting S.R.L, Romania.
38.	Infosys Consulting S.R.L.
39.	Infosys Consulting (Belgium) NV
40.	Panaya Inc.
41.	Panaya Limited.
42.	Panaya GmbH
43.	Panaya Japan Co. Ltd.
44.	Brilliant Basics Holdings Limited
45.	Brilliant Basics Limited
46.	Brilliant Basics (MENA) DMCC
47.	Infosys Consulting Pte Ltd.
48.	Infosys Middle East FZ LLC

49.	Fluido Oy
50.	Fluido Sweden AB (Extero)
51.	Fluido Norway A/S
52.	Fluido Denmark A/S
53.	Fluido Slovakia s. r. o
54.	Fluido Newco AB
55.	Infosys Compaz PTE. Ltd
56.	Infosys South Africa (Pty) Ltd
57.	Wong Doody Holding Company Inc.
58.	WDW Communications Inc.
59.	Wongdoody Inc.
60.	HIPUS Co. Ltd. (Acquired on April 1, 2019)
61.	Stater N.V. (Acquired on May 23, 2019)
62.	Stater Nederland B.V. (Acquired on May 23, 2019)
63.	Stater Duitsland B.V. (Acquired on May 23, 2019)
64.	Stater XXL B.V. (Acquired on May 23, 2019)
65.	HypoCasso B.V. (Acquired on May 23, 2019)
66.	Stater Participations B.V. (Acquired on May 23, 2019)
67.	Stater Deutschland Verwaltungs-GmbH (Acquired on May 23, 2019)
68.	Stater Deutschland GmbH & Co. KG (Acquired on May 23, 2019)
69.	Stater Belgium N.V./S.A. (Acquired on May 23, 2019)
70.	Infosys Employees Welfare Trust
71.	Infosys Employee Benefits Trust
72.	Infosys Science Foundation
73.	Infosys Expanded Stock Ownership Trust

INDEPENDENT Auditor’s Report ON THE AUDIT OF THE INTERIM STANDALONE FINANCIAL RESULTS

To The Board of Directors of Infosys Limited

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS Limited (“the Company”), for the quarter and nine months period ended December 31, 2019 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended; and

(ii)	gives a true and fair view in conformity with Indian Accounting Standard 34 and other accounting principles generally accepted in India of the net profit and total comprehensive income and other financial information of the Company for the quarter and nine months period ended December 31, 2019.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under section 143 (10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim standalone financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As more fully described in Note 2 (b) to the Statement, the Company has received letters from Indian regulatory authorities seeking information and is under investigation by the Securities Exchange Commission of the United States of America. The scope, duration or outcome of these matters are uncertain. Our opinion is not modified in respect of this matter.

Management Responsibilities for the Interim Standalone Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related audited interim condensed standalone financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the interim standalone financial results that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim standalone financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the interim standalone financial results, the Board of Directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Interim Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the interim standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Conclude on the appropriateness of the Board of Director’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim standalone financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim standalone financial results, including the disclosures, and whether the interim standalone financial results represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the interim standalone financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim standalone financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim standalone financial results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

(Membership No.70928)
Bengaluru, January 10, 2020	UDIN - 20070928AAAAAB3167

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2019 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	23,092	22,629	21,400	67,524	61,137	82,675
Other income, net (Refer Note 2(c))	827	626	753	2,189	2,218	2,882
Total Income	23,919	23,255	22,153	69,713	63,355	85,557
Expenses
Employee benefit expenses	12,994	12,675	11,622	37,971	33,242	45,315
Cost of technical sub-contractors	1,721	1,651	1,618	5,010	4,432	6,033
Travel expenses	617	599	625	2,043	1,830	2,433
Cost of software packages and others	651	680	712	1,947	1,863	2,553
Communication expenses	132	129	113	389	356	471
Consultancy and professional charges	362	341	354	996	948	1,324
Depreciation and amortisation expenses##	737	727	580	2,144	1,480	2,011
Finance cost	42	42	–	125	–	–
Other expenses	814	915	946	2,577	2,725	3,655
Reduction in the fair value of Disposal Group Held for Sale (Refer Note 1(a))	–	–	–	–	270	270
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held For Sale" (Refer Note 1(a))	–	–	451	–	451	451
Total expenses	18,070	17,759	17,021	53,202	47,597	64,516
Profit before tax	5,849	5,496	5,132	16,511	15,758	21,041
Tax expense: (Refer Note 1(b))
Current tax	1,492	1,488	1,472	4,440	4,534	5,727
Deferred tax	(109)	(29)	50	(233)	(108)	(96)
Profit for the period	4,466	4,037	3,610	12,304	11,332	15,410
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net***	(120)	(22)	(23)	(159)	(19)	(22)
Equity instruments through other comprehensive income, net	(36)	2	57	(31)	69	70
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(29)	17	56	(36)	36	21
Exchange differences on translation of foreign operations	151	(35)	(288)	141	133	63
Fair value changes on investments, net	(11)	2	37	7	(23)	2
Total other comprehensive income/(loss), net of tax	(45)	(36)	(161)	(78)	196	134
Total comprehensive income for the period	4,421	4,001	3,449	12,226	11,528	15,544
Profit attributable to:
Owners of the company	4,457	4,019	3,609	12,273	11,330	15,404
Non-controlling interest	9	18	1	31	2	6
	4,466	4,037	3,610	12,304	11,332	15,410
Total comprehensive income attributable to:
Owners of the company	4,406	3,984	3,448	12,187	11,526	15,538
Non-controlling interest	15	17	1	39	2	6
	4,421	4,001	3,449	12,226	11,528	15,544
Paid up share capital (par value 5/- each, fully paid)	2,122	2,121	2,176	2,122	2,176	2,170
Other equity *#	62,778	62,778	63,835	62,778	63,835	62,778
Earnings per equity share (par value 5/- each)**
Basic ()	10.51	9.46	8.30	28.79	26.06	35.44
Diluted ()	10.50	9.44	8.29	28.74	26.03	35.38

*	Represents balance as per the audited Balance Sheet of the previous year as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and nine months ended December 31, 2019, quarter ended September 30, 2019 and quarter and nine months ended December 31, 2018.

***	Includes unrealised losses on certain investments carried in the PF trust for the quarter and nine months ended December 31,2 019

#	Excludes non-controlling interest

##	Effective April 1, 2019, the Group adopted Ind AS 116 "Leases", applied to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application.

1. Notes pertaining to the previous quarters / periods

a)	The subsidiaries Kallidus and Skava (together referred to as "Skava”) and Panaya, are collectively referred to as the “Disposal Group”. In the quarter ended June 30, 2018, the Company had recorded a reduction in the fair value by 270 crore in respect of its subsidiary Panaya. During the quarter ended December 31, 2018, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company concluded that the Disposal Group did not meet the criteria for "Held for Sale" classification and accordingly, on such reclassification, the Company recorded an adjustment in respect of excess of carrying amount over recoverable amount of 451 crore in respect of Skava in the consolidated statement of Profit and Loss.

b)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of 94 crore which pertains to previous period.

2. Notes pertaining to the current quarter

a)	The audited interim consolidated financial statements for the quarter and nine months ended December 31, 2019 have been taken on record by the Board of Directors at its meeting held on January 10, 2020. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. These interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Update on the independent investigation

(i)	The Audit Committee appointed an external legal counsel to conduct an independent investigation into the whistleblower allegations which have been previously disclosed to stock exchanges on October 22, 2019 and to the Securities Exchange Commission (SEC) on Form 6K on the same date. The outcome of the investigation has not resulted in restatement of previously issued financial statements relating to fiscals 2018 and 2019 interim and annual periods, and fiscal 2020 interim periods.

(ii)	As of the date of this results, the Company is under investigation by the SEC. The Company has also received letters from Indian regulatory authorities seeking information on the above matters. Additionally, in October 2019, shareholders class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers for violations of the US federal Securities Laws. The Company is presently unable to predict the scope, duration or the outcome of these matters.

c)	Other income includes interest on income tax refund of 242 crore and 51 crore for quarter ended December 31, 2019 and December 31, 2018,251 crore and 51 crore for nine months ended December 31, 2019 and December 31,2018 respectively, Nil for the quarter ended September 30, 2019 and 51 crore for the year ended March 31, 2019 respectively.

3. Information on dividends for the quarter and nine months ended December 31, 2019

The Board of Directors declared an interim dividend of 8/- (par value of 5/- each) per equity share on October 11, 2019 and the same was paid on October 30, 2019.The interim dividend declared in the previous year was 7/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
Dividend per share (par value 5/- each)
Interim dividend	–	8.00	–	8.00	7.00	7.00
Final dividend	–	–	–	–	–	10.50
Special dividend	–	–	4.00	–	4.00	4.00

4. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
Revenue by business segment
Financial Services (1)	7,274	7,213	6,953	21,344	19,672	26,477
Retail (2)	3,530	3,448	3,503	10,413	10,140	13,556
Communication (3)	3,002	2,961	2,547	8,966	7,505	10,426
Energy, Utilities, Resources and Services	2,948	2,962	2,741	8,744	7,643	10,390
Manufacturing	2,378	2,291	2,166	6,768	5,992	8,152
Hi-Tech	1,749	1,713	1,569	5,141	4,527	6,177
Life Sciences (4)	1,559	1,454	1,335	4,353	3,916	5,203
All other segments (5)	652	587	586	1,795	1,742	2,294
Total	23,092	22,629	21,400	67,524	61,137	82,675
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	23,092	22,629	21,400	67,524	61,137	82,675
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	1,863	1,866	1,820	5,444	5,157	6,878
Retail (2)	1,084	1,038	1,037	3,154	3,016	4,034
Communication (3)	618	623	607	1,863	1,937	2,517
Energy, Utilities, Resources and Services	818	818	687	2,360	1,908	2,542
Manufacturing	581	509	508	1,503	1,383	1,853
Hi-Tech	411	392	367	1,172	1,173	1,548
Life Sciences(4)	417	392	365	1,087	1,095	1,419
All other segments (5)	15	7	26	27	79	116
Total	5,807	5,645	5,417	16,610	15,748	20,907
Less: Other unallocable expenditure	743	733	587	2,163	1,487	2,027
Add: Unallocable other income	827	626	753	2,189	2,218	2,882
Less: Finance cost	42	42	–	125	–	–
Less: Reduction in the fair value of Disposal Group Held for Sale	–	–	–	–	270	270
Less: Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held For Sale"	–	–	451	–	451	451
Profit before tax and non-controlling interests	5,849	5,496	5,132	16,511	15,758	21,041

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

5. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
Revenue from operations	20,064	19,666	18,819	58,860	54,171	73,107
Profit before tax (Refer note below)	5,405	5,123	4,942	15,348	14,974	19,927
Profit for the period (Refer note below)	4,076	3,829	3,501	11,474	10,882	14,702

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

Note:

1)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of 94 crore which pertains to previous period.

2)	In the quarter ended June 30, 2018, the Company had recorded a reduction in the fair value of its investments in Panaya, by 265 crore in the interim condensed standalone Statement of Profit and Loss of Infosys. During the quarter ended December 31, 2018, the Company, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company reclassified the investment in subsidiaries Panaya and Skava from“Held for Sale” and recorded an adjustment in respect of excess of carrying amount over recoverable amount amounting to 469 crore in respect of Skava in the interim condensed standalone Statement of Profit and Loss.

3)	Other income includes interest on income tax refund of 242 crore and 50 crore for quarter and nine months ended December 31, 2019 and December 31, 2018 respectively and 50 crore for the year ended March 31, 2019.

By order of the Board for Infosys Limited

Bengaluru, India January 10, 2020	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2019, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	3,243	3,210	2,987	9,583	8,740	11,799
Cost of sales	2,159	2,140	1,956	6,420	5,660	7,687
Gross profit	1,084	1,070	1,031	3,163	3,080	4,112
Operating expenses	373	374	356	1,114	1,042	1,416
Operating profit	711	696	675	2,049	2,038	2,696
Other income, net	116	89	105	312	317	411
Finance cost	(6)	(6)	–	(18)	–	–
Reduction in the fair value of Disposal Group held for sale (Refer Note 1)	–	–	–	–	(39)	(39)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer Note 1)	–	–	(65)	–	(65)	(65)
Profit before income taxes	821	779	715	2,343	2,251	3,003
Income tax expense (Refer Note 2)	194	207	213	597	633	803
Net profit	627	572	502	1,746	1,618	2,200
Earnings per equity share *
Basic	0.15	0.13	0.12	0.41	0.37	0.51
Diluted	0.15	0.13	0.12	0.41	0.37	0.51
Total assets	12,110	12,021	11,872	12,110	11,872	12,252
Cash and cash equivalents and current investments	2,853	2,820	3,764	2,853	3,764	3,787

*	EPS is not annualized for the quarter and nine months ended December 31, 2019, quarter ended September 30, 2019 and quarter and nine months ended December 31, 2018.

Note -

1)	The subsidiaries Kallidus and Skava (together referred to as "Skava”) and Panaya, are collectively referred to as the “Disposal Group”. In the quarter ended June 30, 2018, the Company had recorded a reduction in the fair value by $39 million in respect of its subsidiary Panaya. During the quarter ended December 31, 2018, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company concluded that the Disposal Group did not meet the criteria for "Held for Sale" classification and accordingly, on such reclassification, the Company recorded an adjustment in respect of excess of carrying amount over recoverable amount of $65 million in respect of Skava in the consolidated statement of Profit and Loss.

2)	Other income includes interest on income tax refund of $34 million and $7 million for quarter ended December 31, 2019 and December 31, 2018 respectively, $35 million and $7 million for nine months ended December 31, 2019 and December 31,2018 respectively, Nil for the quarter ended September 30, 2019 and $7 million for the year ended March 31, 2019.

3)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of $14 million which pertains to previous period.

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2019 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore except per equity share data)

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2019	2019	2018
Revenue from operations	23,092	67,524	21,400
Profit before tax	5,849	16,511	5,132
Profit for the period (Refer Note 1(a))	4,466	12,304	3,610
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)***	4,421	12,226	3,449
Profit attributable to:
Owners of the company	4,457	12,273	3,609
Non-controlling interest	9	31	1
	4,466	12,304	3,610
Total comprehensive income attributable to:
Owners of the company	4,406	12,187	3,448
Non-controlling interest	15	39	1
	4,421	12,226	3,449
Paid-up share capital (par value 5/- each fully paid)	2,122	2,122	2,176
Other equity *#	62,778	62,778	63,835
Earnings per share (par value 5/- each)**
Basic ()	10.51	28.79	8.30
Diluted ()	10.50	28.74	8.29

*	Represents balance as per the audited Balance Sheet of the previous year as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and nine months ended December 31, 2019 and quarter ended December 31, 2018.

#	Excludes non-controlling interest

***	Includes unrealised losses on certain investments carried in the PF trust for the quarter and nine months ended December 31,2 019

1. Notes pertaining to the previous quarters / periods

a)	The subsidiaries Kallidus and Skava (together referred to as "Skava”) and Panaya, are collectively referred to as the “Disposal Group”. In the quarter ended June 30, 2018, the Company had recorded a reduction in the fair value by 270 crore in respect of its subsidiary Panaya. During the quarter ended December 31, 2018, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company concluded that the Disposal Group did not meet the criteria for "Held for Sale" classification and accordingly, on such reclassification, the Company recorded an adjustment in respect of excess of carrying amount over recoverable amount of 451 crore in respect of Skava in the consolidated statement of Profit and Loss.

2. Notes pertaining to the current quarter

a)	The audited interim consolidated financial statements for the quarter and nine months ended December 31, 2019 have been taken on record by the Board of Directors at its meeting held on January 10, 2020. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. These interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on the independent investigation

(i)

The Audit Committee appointed an external legal counsel to conduct an independent investigation into the whistleblower allegations which have been previously disclosed to stock exchanges on October 22, 2019 and to the Securities Exchange Commission (SEC) on Form 6K on the same date.

The outcome of the investigation has not resulted in restatement of previously issued financial statements relating to fiscals 2018 and 2019 interim and annual periods, and fiscal 2020 interim periods.

(ii)	As of the date of this results, the Company is under investigation by the SEC. The Company has also received letters from Indian regulatory authorities seeking information on the above matters. Additionally, in October 2019, shareholders class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers for violations of the US federal Securities Laws. The Company is presently unable to predict the scope, duration or the outcome of these matters.

c)	Other income includes interest on income tax refund of 242 crore and 51 crore for quarter ended December 31, 2019 and December 31, 2018, respectively and 251 crore for nine months ended December 31, 2019.

3. Information on dividends for the quarter and nine months ended December 31, 2019

The Board of Directors declared an interim dividend of 8/- (par value of 5/- each) per equity share on October 11, 2019 and the same was paid on October 30, 2019.The interim dividend declared in the previous year was 7/- per equity share.

(in )

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2019	2019	2018
Dividend per share (par value 5/- each)
Interim dividend	–	8.00	–
Final dividend	–	–	–
Special dividend	–	–	4.00

3. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2019	2019	2018
Revenue from operations	20,064	58,860	18,819
Profit before tax	5,405	15,348	4,942
Profit for the period	4,076	11,474	3,501

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

By order of the Board for Infosys Limited

Bengaluru, India January 10, 2020	Salil Parekh Chief Executive Officer and Managing Director

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and nine months ended December 31, 2019 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	20,064	19,666	18,819	58,860	54,171	73,107
Other income, net (Refer Note 2(c))	798	604	756	2,115	2,215	2,852
Total income	20,862	20,270	19,575	60,975	56,386	75,959
Expenses
Employee benefit expenses	10,783	10,604	9,784	31,768	28,098	38,296
Cost of technical sub-contractors	2,189	2,046	2,037	6,279	5,606	7,646
Travel expenses	494	482	483	1,677	1,419	1,906
Cost of software packages and others	427	410	392	1,199	1,255	1,646
Communication expenses	95	94	81	282	252	339
Consultancy and professional charges	296	253	291	782	784	1,096
Depreciation and amortisation expense##	544	542	406	1,596	1,171	1,599
Finance cost	28	28	–	83	–	–
Other expenses	601	688	690	1,961	2,093	2,770
Reduction in the fair value of assets held for sale (Refer Note 1(a))	–	–	–	–	265	265
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer Note 1(a))	–	–	469	–	469	469
Total expenses	15,457	15,147	14,633	45,627	41,412	56,032
Profit before tax	5,405	5,123	4,942	15,348	14,974	19,927
Tax expense: (Refer Note 1(b))
Current tax	1,408	1,316	1,340	4,040	4,136	5,189
Deferred tax	(79)	(22)	101	(166)	(44)	36
Profit for the period	4,076	3,829	3,501	11,474	10,882	14,702
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net***	(124)	(18)	(20)	(159)	(18)	(21)
Equity instruments through other comprehensive income, net	(30)	2	57	(28)	68	78
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(29)	17	56	(36)	36	21
Fair value changes on investments, net	(12)	1	33	4	(20)	1
Total other comprehensive income/ (loss), net of tax	(195)	2	126	(219)	66	79
Total comprehensive income for the period	3,881	3,831	3,627	11,255	10,948	14,781
Paid-up share capital (par value 5/- each fully paid)	2,129	2,129	2,184	2,129	2,184	2,178
Other Equity*	60,533	60,533	62410	60,533	62410	60,533
Earnings per equity share ( par value 5 /- each)**
Basic ()	9.57	8.97	8.01	26.79	24.91	33.66
Diluted ()	9.57	8.96	8.01	26.77	24.90	33.64

*	Represents balance as per the audited Balance Sheet of the previous year as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and nine months ended December 31, 2019, quarter ended September 30, 2019 and quarter and nine months ended December 31, 2018.

***	Includes unrealised losses on certain investments carried in the PF trust for the quarter and nine months ended December 31,2 019

##	Effective April 1, 2019, the Group adopted Ind AS 116 "Leases", applied to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application.

1. Notes pertaining to the previous quarters / periods

a)	In the quarter ended June 30, 2018, the Company had recorded a reduction in the fair value of its investments in Panaya by 265 crore in the interim condensed standalone Statement of Profit and Loss of Infosys. During the quarter ended December 31, 2018, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company reclassified the investment in subsidiaries Panaya and Skava from“Held for Sale” and recorded an adjustment in respect of excess of carrying amount over recoverable amount amounting to 469 crore in respect of Skava in the interim condensed standalone Statement of Profit and Loss.

b)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of 94 crore which pertains to previous period.

2. Notes pertaining to the current quarter

a)	The audited interim condensed standalone financial statements for the quarter and nine months ended December 31, 2019 have been taken on record by the Board of Directors at its meeting held on January 10, 2020. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. These interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on the independent investigation

(i)	The Audit Committee appointed an external legal counsel to conduct an independent investigation into the whistleblower allegations which have been previously disclosed to stock exchanges on October 22, 2019 and to the Securities Exchange Commission (SEC) on Form 6K on the same date. The outcome of the investigation has not resulted in restatement of previously issued financial statements relating to fiscals 2018 and 2019 interim and annual periods, and fiscal 2020 interim periods.

(ii)	As of the date of this results, the Company is under investigation by the SEC. The Company has also received letters from Indian regulatory authorities seeking information on the above matters. Additionally, in October 2019, shareholders class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers for violations of the US federal Securities Laws. The Company is presently unable to predict the scope, duration or the outcome of these matters.

c)	Other income includes interest on income tax refund of 242 crore and 50 crore for quarter ended December 31, 2019 and December 31, 2018,242 crore and 50 crore for nine months ended December 31, 2019 and December 31,2018 respectively, Nil for the quarter ended September 30, 2019 and 50 crore for the year ended March 31, 2019 respectively.

3. Information on dividends for the quarter and nine months ended December 31, 2019

The Board of Directors declared an interim dividend of 8/- (par value of 5/- each) per equity share on October 11, 2019 and the same was paid on October 30, 2019.The interim dividend declared in the previous year was 7/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
Dividend per share (par value 5/- each)
Interim dividend	–	8.00	–	8.00	7.00	7.00
Final dividend	–	–	–	–	–	10.50
Special dividend	–	–	4.00	–	4.00	4.00

6. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the company has disclosed the segment information in the audited consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2019.

By order of the Board for Infosys Limited

Bengaluru, India January 10, 2020	Salil Parekh Chief Executive Officer and Managing Director

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.